February 10, 2021

Deanna Virginio

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Agilon Health Topco, Inc.

Draft Registration Statement on Form S-1

Submitted December 21, 2020

CIK No. 0001831097

Dear Ms. Virginio:

This letter sets forth the responses of Agilon Health Topco, Inc. (the “Registrant”) to the comments contained in your letter, dated January 17, 2021, relating to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on December 21, 2020 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Draft Registration Statement on Form S-1

Cover Page

1.

Based on your cover page disclosure, it appears you intend to list your common stock on an exchange. In your first amendment to your draft registration statement, please identify the exchange on which you plan to list your common stock.

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant will determine and identify the exchange on which the Registrant plans to list its common stock in a future amendment to the Registration Statement, prior to requesting effectiveness of the Registration Statement.

D. Virginio	2	February 10, 2021

Market and Industry Data, page ii

2.

Your statement that you have not had third party information independently verified by any independent sources may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement or specifically state that you are responsible for such information. Also, tell us whether you commissioned any of the market or industry data, including any surveys, that you reference in the prospectus.

In response to the Staff’s comment, the Registrant has revised its disclosure within “Market and Industry Data” to remove the statement that the Registrant has not had third party information independently verified. The Registrant also advises the Staff that the Registrant has not commissioned any of the market or industry data referenced in the prospectus.

Prospectus Summary, page 1

3.

Please revise your Summary to eliminate repetitive disclosure and to focus on the material aspects of your offering. Please note that the Summary should not include a lengthy description of your industry, business strategies, strengths and platform capabilities. We note that this detailed information is better suited for the body of the prospectus and that your Business discussion already contains substantially the same presentation.

In accordance with the Staff’s comment, the Registrant has revised its disclosure to eliminate repetitive disclosure and to focus on the material aspects of the Registrant’s offering.

4.

Please revise the Summary to balance the positive aspects of your business with a similarly prominent discussion of risks and challenges you face in pursuing this new business model. In this regard, we note numerous references to growth and profitability without any reference to net losses or the relatively short period of time you have been focusing on the Medicare line of business. Also, revise the opening paragraph to explain that you entered your first physician partnership in 2017.

In response to the Staff’s comment, the Registrant has revised the first paragraph of the Summary to include a reference to the Registrant’s entry into its first physician partnership in 2017. Additionally, the Registrant has supplemented the Summary to include references to the Registrant’s history of net losses and the relatively short period of time in which the Registrant has been focusing on the Medicare line of business.

5.	Please revise the Summary to explain the meaning of all abbreviations and defined terms at first use so that investors can understand the industry and your business model.

In response to the Staff’s comment, the Registrant has revised the Summary to include the meaning of abbreviations and defined terms as they are used in the Summary.

D. Virginio	3	February 10, 2021

6.

We refer to the graphics appearing at the top of page 1. Please revise to highlight your “addressable market” rather than the much larger Medicare Market. Also balance your revenue presentation by providing equally prominent disclosure highlighting your net losses for the same 12-month period. With reference to the comment above, also consider relocating these graphics from the very front of the Summary so that investors have context to understand your industry, business model and results when they encounter the graphics.

In response to the Staff’s comment, the Registrant has revised the graphics to remove the Registrant’s revenue for the twelve months ended September 30, 2020. Additionally, the Registrant has relocated the graphics from the very front of the summary to follow the introductory paragraph of the “Overview” section. The Registrant believes the graphics provide helpful introductory context for investors as they read further about the Registrant’s industry, business model and results.

In response to the Staff’s comment regarding highlighting the Registrant’s addressable market, the Registrant has removed the reference to the size of the total Medicare market. However, the Registrant believes that discussing the larger Medicare Market in this context is appropriate because the Registrant’s business model disrupts the structure of the larger Medicare market for patients, physicians and payors. The Registrant believes that the current Medicare market as a whole is structured based on a fee-for-service reimbursement model, which does not empower PCPs to actively manage healthcare delivery, and has fostered waste, needless variability in care and unsustainable growth in healthcare costs. The Registrant sees the potential for changes that it seeks to accelerate in its addressable market to disrupt this Medicare market as a whole.

7.

Please revise the Overview to provide clarity to your business model by including a brief, consolidated discussion that focuses on the contractual rights and obligations contained in your arrangements with Payors and primary care physician groups so that it is clear how everyone in the system is compensated/incentivized and so that investors can understand the risks you are assuming and the key drivers to profitability. For instance, and without limitation, we note disclosures contained elsewhere that:

•

you are financially responsible for your physician partners’ provision of a defined spectrum of healthcare services to your members, in exchange for a defined monthly fee for each of your members and that you generally accept full financial risk for members attributed to contracted primary care physicians;

•	you pay a base compensation to some or all of your physician groups;

•

your capitation arrangements with Payors are generally one to three-years in duration and that in the future you will need to negotiate favorable terms with key Payors such as Humana, Aetna and United Healthcare; and

•	you indemnify Payors against third-party claims.

D. Virginio	4	February 10, 2021

In response to the Staff’s comment, the Registrant has revised the disclosure in the Summary under “Our Answer” to include a brief, consolidated discussion of the Registrant’s contractual arrangements with physician partners and payors, describing how compensation and incentives are structured, the key risks the Registrant assumes and the key drivers of profitability within these arrangements.

8.

With reference to the disclosure on page 40, please revise your disclosure on pages 1 and 8 concerning the Direct Contracting Model to explain, if true, that this program did not account for any of your revenues in the most recent nine-month period.

In response to the Staff’s comment, the Registrant has revised its disclosure concerning the Direct Contracting Model to state that this program did not account for any of the Registrant’s revenues in the nine months ended September 30, 2020.

9.	Please revise to identify the “2019 article” that you reference on page 2 and the “recent surveys” that you reference on page 117.

In response to the Staff’s comment, the Registrant has revised the disclosure to remove the reference to “recent surveys,” and to identify the 2019 article referenced.

10.	Please revise the first paragraph on page 4 to clarify the time frame in which you measured the 46% growth.

In response to the Staff’s comment, the Registrant has revised the disclosure in the Summary to clarify that the Registrant measured this 46% growth in the twelve-month period from September 30, 2019 to September 30, 2020.

11.

We refer to your disclosure on page 12 under the “Long-Term Economic Model” heading. Please tell us your basis for claiming the ability to generate significant, recurring and growing medical margin in concert with your physician partners over the course of your long-term partnerships. In this regard, we note that your agreements typically extend 20 years and you entered your first agreement in 2017.

In response to the Staff’s comment, the Registrant advises the Staff that it believes it has the ability to generate significant, recurring and growing medical margin in concert with the Registrant’s physician partners over the course of the Registrant’s long-term partnerships based primarily on the long-term nature of the Registrant’s physician partners’ relationships with PCPs and patients, the nature of the Registrant’s contractual arrangements with physician partners and payors and the Registrant’s belief that the Total Care Model drives increased profitability per member over time through increasing quality and improving health outcomes.

The anchor physician groups with whom the Registrant contracts have an average physician tenure of 13 years, and a 2004 study indicated that patients 65 years of age and older remain with their PCP for an average of 10 years. In addition to these lengthy relationships within physician practices and between physicians and their patients, the Registrant’s anchor physician groups are also characterized by an embedded same-geography, long-term organic membership growth

D. Virginio	5	February 10, 2021

opportunity based on such groups’ existing patient panels. These panels include patients who age into Medicare and may elect to enroll in MA and patients who may elect to convert from Medicare FFS to MA. The Registrant estimates that the number of Medicare FFS patients, Medicare-eligible patients and patients expected to age into Medicare over the next five years in the Registrant’s existing physician partner patient population is approximately 382,000. Further, the Registrant’s contractual arrangements with its anchor physician groups are typically 20 years in length, and include terms intended to facilitate the longevity and stability of the partnership.

The Registrant expects that its anchor physician groups’ patient panels will migrate to MA as the population ages, and the Registrant’s long-term relationships with such groups enable the Registrant to deploy its model to meet the needs of these anchor physician groups’ growing MA populations. The Registrant believes that the Total Care Model drives increased profitability per member over time through increasing quality and improving health outcomes. As the Registrant’s anchor physician groups become more adept at effectively managing the continuum of care delivered to members, the Registrant has observed that profitability of the Registrant’s live geographies, or a cohort of members within a live geography, typically increases over time.

12.

With reference to your disclosure on pages 52, 136 and F-9, please tell us, and revise, as applicable to explain whether your market opportunity is limited to states where you will not be required to obtain an insurance license.

In response to the Staff’s comment, the Registrant has revised the disclosure in “Risk Factors” to clarify that the Registrant’s market opportunity is not limited to states in which the Registrant will not be required to obtain an insurance license. As the Registrant expands into new geographies, the Registrant expects to evaluate applicable regulatory requirements and determine whether to commence operations and the appropriate means to comply with applicable regulations on a geography-by-geography basis.

Our Equity Sponsor and Organizational Structure, page 16

13.

Please tell us why it is appropriate to identify CD&R as your “Equity Sponsor.” In this regard, please clarify whether CD&R has any duties, obligations or roles beyond that of a controlling shareholder.

In response to the Staff’s comment, the Registrant advises the Staff that the Registrant believes CD&R is appropriately identified as the Registrant’s Equity Sponsor because CD&R and its affiliates formed the Registrant in 2016, through the combination of two acquisitions of physician groups. In addition, CD&R continues to be the Registrant’s controlling shareholder, and currently holds approximately 69% of the Registrant’s outstanding common stock on an undiluted basis, and approximately 61% on a fully diluted basis. The Registrant further advises the Staff that CD&R does not have any duties, obligations or roles beyond that of a controlling shareholder.

14.

Please tell us, and revise as applicable to clarify, whether the Subsidiaries are wholly-owned risk bearing entities (RBEs) and independent practice associations. In addition, revise your disclosures on page 127 to clarify whether your RBE entities are wholly-

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owned. In this regard, your disclosure at the top of page 127 says that they are wholly-owned entities while your disclosure in the second paragraph states that physician groups historically are entitled to receive equity in their local RBE.

In response to the Staff’s comment, the Registrant advises the Staff, and has revised its disclosure in the Summary under “Our Equity Sponsor and Organizational Structure” to clarify, that the Operating Subsidiaries include wholly-owned RBEs, independent practice associations and other immaterial subsidiaries. The Registrant further advises the Staff, and has revised its disclosures in the Business section under “Physician and Payor Contractual Relationships” to clarify, that the RBEs are wholly-owned subsidiaries and that physician groups historically have received certain stock-based instruments which entitle them to receive RBE shares in the future only upon the occurrence of an event deemed a change of control of the applicable RBE that occurs prior to any change of control of the Registrant.

Agilon Health Topco is a holding company with no operations of its own, page 58

15.

We note your disclosure that you are a holding company with no operations of your own and you depend on your subsidiaries to fund all of your operations and expenses. We also note that you are contractually required, and may be required by state laws or regulations, to maintain specific prescribed minimum amounts of capital in certain subsidiaries. Please revise, where appropriate, to quantify the minimum amounts of capital your subsidiaries are required to maintain and provide additional detail regarding the nature of the contracts and state laws and regulations that impose such requirements.

In response to the Staff’s comment, the Registrant has revised its disclosure in the “Risk Factors” to quantify the range of risk-bearing capital amounts required to be maintained. This is typically in the form of letters of credit or restricted deposits by certain of our subsidiaries under our payor contracts, or the payor may retain a percentage of the capitation payments due under the applicable contract. The Registrant further advises the Staff that, following the disposition of the Registrant’s California operations, there are no state laws or regulations in its live geographies that require the Registrant’s subsidiaries to maintain specific minimum amounts of capital.

Use of Proceeds, page 70

16.

With reference to Item 504 of Regulation S-K, please revise to identify the principal purposes and the approximate amount intended to be used for each such purpose. For instance, we note that your disclosure on page 26 indicates that you will need to raise capital to fund start-up costs pertaining to the initial stages of development for your physician partner relationships and program initiatives.

In response to the Staff’s comment, the Registrant has revised its disclosure in “Use of Proceeds” to indicate that the proceeds of the offering will be used for general corporate purposes, including the addition of new physician partnerships and accelerating the growth of the Registrant’s network. The Registrant advises the Staff that the approximate amount of proceeds will be provided, once known, in a future amendment to the Registration Statement.

D. Virginio	7	February 10, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates, Common Stock Valuation, page 101

17.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock based compensation.

The Registrant acknowledges the Staff’s comment and will provide the requested explanation in a future amendment to the Registration Statement, when an estimate offering price or range is known.

Overview, page 103

18.

Please revise your chart and graphics so that all information is clearly legible and readers are able to tell what the graphic is intended to describe. For example, please increase the font size of the text in the graphic on page 103.

In response to the Staff’s comment, the Registrant has enhanced the legibility of charts and graphics in the Registration Statement, including by increasing the font size as appropriate.

Platform Capabilities, page 113

19.	We note your disclosure that in 2021, you anticipate working with 14 payors across a total of approximately 40 local contracts. Please also disclose the number of current payors.

In response to the Staff’s comment, the Registrant has revised its “Platform Capabilities” disclosure to disclose the number of payors that the Registrant worked with in 2020.

Impact of COVID-19 Pandemic on Our Business, page 125

20.

We note your disclosure that beginning in late March 2020 and extending into the third quarter of 2020, your members incurred lower healthcare costs than you would have otherwise expected, which resulted in lower medical services expenses incurred. Please revise to quantify the amount of the decrease in medical services expenses incurred.

D. Virginio	8	February 10, 2021

In response to the Staff’s comment, the Registrant advises the Staff that it is not possible to objectively quantify the amount of the decrease in medical services expenses incurred in 2020 due to the impact of the COVID-19 pandemic. The Registrant advises the Staff that, among other variables, it is not possible to objectively determine either (1) the amount of medical services expenses that would have been incurred in 2020 had the COVID-19 pandemic not occurred or (2) the actual direct and indirect effects of the COVID-19 pandemic on utilization of medical care in 2020 as compared to other factors that may impact utilization of medical care.

Physicians, page 126

21.	We note the discussion of base compensation on page 127. Please revise to explain your compensation arrangements with physician groups, if any, where base compensation is not guaranteed.

In response to the Staff’s comment, the Registrant has revised its disclosure in the Business section under “Physicians” to clarify that typically, the Registrant’s anchor physician groups receive a FFS base compensation rate for services rendered which is paid directly by health plan payors. In certain cases, our anchor physician groups may be entitled to a guaranteed minimum FFS base compensation rate from the RBE in the event that the FFS base compensation rate paid by the health plan payor does not meet the negotiated base compensation rate as agreed to between the RBE and the anchor physician group, or if the FFS base compensation rate paid by the health plan payor falls below what the anchor physician group had received prior to joining the Registrant’s platform. Historically, the base compensation rates paid directly by the health plan payors to the Registrant’s anchor physician groups have met or exceeded applicable guaranteed minimum FFS base compensation rates.

Payors, page 127

22.

We note your disclosure that for the nine months ended September 30, 2020, Humana, Aetna and United Healthcare collectively represented approximately 69% of your total revenue. With reference to page F-47, please identify the Payor that accounted for 38% of your revenues for that period and 44% for FY2019. Also, file your capitation contract with this Payor as an exhibit to your registration statement.

In response to the Staff’s comment, the Registrant has revised its disclosure to identify Humana as the payor representing approximately 38% of the Registrant’s total revenue for the nine months ended September 30, 2020 and approximately 44% of the Registrant’s total revenue for the year ended December 31, 2019.

The Registrant advises the Staff that it does not believe any capitation contracts with Humana are required to be filed as an exhibit to the Registration Statement pursuant to Regulation S-K Item 601 because such contracts are entered into in the ordinary course of the Registrant’s business. When the Registrant expands into a new geography through the establishment of a new RBE, it typically enters into a new capitation contract with each payor in that geography. As a result, the Registrant’s arrangements with Humana are not governed by a single capitation contract with Humana. Instead, the Registrant currently has 6 capitation contracts with Humana, none of which individually accounts for more

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than 14% of the Registrant’s total revenue. As a result, none of the Registrant’s capitation contracts constitutes a “contract upon which the registrant’s business is substantially dependent” pursuant to Regulation S-K Item 601(b)(10)(ii)(B).

Competition, page 129

23.

We note your disclosure in the Summary and elsewhere explaining that you have developed a first of its kind total care model, that many of your accomplishments are industry-firsts and that you have implemented the first MA multi-payor, globally capitated risk model with a community-based physician group in all of your diverse anchor geographies. Please revise your disclosure in the Competition section to explain whether your primary competitors have adopted the same model as you or whether they employ a different or modified one. Also discuss whether they compete in your anchor geographies.

In response to the Staff’s comment, the Registrant has revised its Competition disclosure to indicate that the Registrant’s primary competitors have not adopted the same model as the Registrant, and that certain competitors operate in some of the Registrant’s anchor geographies.

Human Capital, page 130

24.	Please revise to indicate whether the 581 employees includes or excludes the primary care physicians with whom you partner.

In response to the Staff’s comment, the Registrant has revised its Human Capital disclosure to indicate that the number of employees cited does not include the primary care physicians with whom the Registrant partners.

Consolidated Financial Statements for the Year Ended December 31, 2019

Note 17. Variable Interest Entities, page F-30

25.

We reference the disclosures that you consolidate the Risk Bearing Entities (RBEs) as the primary beneficiary because you have: (i) the ability to control the activities that most significantly impact the VIEs’ economic performance; and (ii) the obligation to absorb losses or right to receive benefits that could potentially be significant to the RBEs. Please revise to also disclose the significant judgments and assumptions that you considered in determining that those criteria were met and that you are the primary beneficiary. Reference ASC 810-10-25-38.

In response to the Staff’s comment, the Registrant intends to revise its disclosure in Note 17 of its consolidated financial statements when the Form S-1 is amended to include consolidated financial statements for the year ended December 31, 2020, by adding the bolded language below, to disclose the significant judgments and assumptions considered by the Registrant in determining that it is primary beneficiary of the RBEs.

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Risk-Bearing Entities

The Company operates seven wholly-owned risk-bearing entities (“RBEs”) for the purpose of entering into risk-bearing contracts with payors. Each RBE’s equity at risk is considered insufficient to finance its activities without additional support, and, therefore, each RBE is considered a VIE. The Company consolidates the RBEs as it has determined that it is the primary beneficiary because it has: (i) the ability to control the activities that most significantly impact the VIEs’ economic performance; and (ii) the obligation to absorb losses or right to receive benefits that could potentially be significant to the RBEs. Specifically, the Company has the unilateral ability and authority, through the RBE governance and management agreements, to make significant decisions about strategic and operating activities of the RBEs, including negotiating and entering into risk-bearing contracts with payors and approving the RBEs’ annual operating budget. The Company also has the obligation to fund losses of the RBEs and the right to receive a significant percentage of any financial surplus generated by the RBEs. The assets of the RBEs primarily consist of cash and cash equivalents, receivables, net, and intangibles, net; its obligations primarily consist of medical claims and related payables as well as operating expenses of the RBEs (accounts payable and accrued expenses), including incentive obligations to the Company’s physician partners. Assets generated by the RBEs (primarily from medical services revenues) may only be used to settle their contractual obligations (primarily from medical expenses).

General

26.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Registrant, or anyone authorized to do so on the Registrant’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

* * * * *

D. Virginio	11	February 10, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Peter J. Loughran at (212) 909-6375.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Lynn Dicker

Kristin Lochhead

Joe McCann

U.S. Securities and Exchange Commission

Theodore Halkias

Steven J. Sell

Agilon Health Topco, Inc.